January 24, 2006



Michael G. Long
SVP and Chief Financial and Accounting Officer
Edge Petroleum Corporation
1301 Travis Street, Suite 2000
Houston, TX 77002

	Re:	Edge Petroleum Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
		File No. 0-22149


Dear Mr. Long:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne